

10030163

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway Suite 280
(No. and Street)

Norcross (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Mathis (770) 840-1154
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

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- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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5/17

5/13/10

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2009, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2009, and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 24, 2010

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2009
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 1,195
Securities owned, at fair value	100
Due from clearing broker	2,058
Commissions and fees receivable	1,966
Furniture, equipment and software, net	232
Restricted assets	50
Intangible assets, net	11,493
Goodwill	5,837
Notes receivable	1,126
Other assets	1,041
	$ 25,098
LIABILITIES	
Commissions and fees payable	3,012
Accrued expenses and other liabilities	1,258
Deferred income	91
Deferred income taxes	72
Payable to affiliate	19
	4,452
SHAREHOLDER'S EQUITY	
Common stock, $.0001 par value; authorized, issued and outstanding 100 shares	0
Capital in excess of par value	20,646
	20,646
	$ 25,098

See notes to consolidated financial statements